Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2024 Results

Shanghai, China—April 29, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2024.

First Quarter 2024 Financial and Operating Highlights

•	Polysilicon production volume was 62,278 MT in Q1 2024, compared to 61,014 MT in Q4 2023
•	Polysilicon sales volume was 53,987 MT in Q1 2024 compared to 59,906 MT in Q4 2023
•	Polysilicon average total production cost(1) was $6.37/kg in Q1 2024 compared to $6.50/kg in Q4 2023
•	Polysilicon average cash cost(1) was $5.61/kg in Q1 2024, compared to $5.72/kg in Q4 2023
•	Polysilicon average selling price (ASP) was $7.66/kg in Q1 2024, compared to $7.97/kg in Q4 2023
•	Revenue was $415.3 million in Q1 2024, compared to $476.3 million in Q4 2023
•	Gross profit was $72.1 million in Q1 2024, compared to $87.2 million in Q4 2023. Gross margin was 17.4% in Q1 2024, compared to 18.3% in Q4 2023
•	Net income attributable to Daqo New Energy Corp. shareholders was $15.5 million in Q1 2024, compared to $53.3 million in Q4 2023
•	Earnings per basic American Depositary Share (ADS)(3) was $0.24 in Q1 2024, compared to earnings per basic ADS of $0.76 in Q4 2023
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $36.0 million in Q1 2024, compared to $74.3 million in Q4 2023
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $0.55 in Q1 2024, compared to $1.06 in Q4 2023
•	EBITDA (non-GAAP)(2) was $76.9 million in Q1 2024, compared to $128.2 million in Q4 2023. EBITDA margin (non-GAAP)(2) was 18.5% in Q1 2024, compared to 26.9% in Q4 2023

	Three months ended
US$ millions except as indicated otherwise	March. 31, 2024	December. 31, 2023	March. 31, 2023
Revenues	415.3	476.3	709.8
Gross profit	72.1	87.2	506.7
Gross margin	17.4%	18.3%	71.4%
Income from operations	30.5	83.3	463.8
Net income attributable to Daqo New Energy Corp. shareholders	15.5	53.3	278.8
Earnings per basic ADS(3) ($ per ADS)	0.24	0.76	3.56
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	36.0	74.3	310.2
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	0.55	1.06	3.96
EBITDA (non-GAAP)(2)	76.9	128.2	490.2
EBITDA margin (non-GAAP)(2)	18.5%	26.9%	69.1%
Polysilicon sales volume (MT)	53,987	59,906	25,284
Polysilicon average total production cost ($/kg)(1)	6.37	6.50	7.55
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.61	5.72	6.61

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “During the first quarter, we continued to optimize our manufacturing operations and made improvements in both yield and throughput at our two polysilicon facilities. Total production volume for the quarter was 62,278 MT, which was above our expectations and represented an increase of 1,264 MT compared to the previous quarter. Our Inner Mongolia 5A facility contributed 46% of our total production volume for the first quarter. Through achievements in R&D and significant purity improvements at both facilities, we further increased our N-type product mix from 60% in December last year to 72% in March. Compared to the end of last year, our production cost trended down over the quarter, decreasing further by 2% from Q4 2023 to an average of $6.37/kg in Q1 2024. For the quarter, we generated $77 million in EBITDA. By the end of 1Q 2024, the Company maintained a strong cash balance of $2.7 billion and a combined cash and bank note receivable balance of $2.9 billion.”

“We expect Q2 2024 total polysilicon production volume to be approximately 60,000 MT to 63,000 MT, similar to that of Q1 2024 as the Company maintains full production. We expect to finish construction and begin initial pilot production at our new Inner Mongolia Phase 5B facility in Q2 2024, and expect to ramp up to full production level by the end of Q3 2024. As a result, we anticipate full year 2024 production volume to be in the range of 280,000 MT to 300,000 MT, approximately 40% to 50% higher than that of 2023. With more than 15 years of experience in polysilicon production, as well as a fully digitalized and integrated production system that optimizes operational efficiency, we will continue to increase N-type production in the product mix.”

“During the first quarter, the solar market initially showed signs of strength as we headed into the Chinese New Year holiday in February. Despite production cuts and down time, as usual, during the holidays, polysilicon demand had been strong pre-holiday as wafer manufacturers kept utilization rate unchanged or even higher, in anticipation of higher demand and better product pricing post-holiday. The general polysilicon price range was RMB 65-70/kg for n-type and RMB 55-60/kg for p-type during this period. However, with weaker-than-expected production plans downstream starting in March, the wafer sector faced significant pressure from accumulated inventories and negative margins. Market sentiment shifted significantly in mid-March with widespread expectations of falling prices throughout the value chain, particularly for polysilicon. As a result, downstream manufacturers began to lower utilization, reduce inventory and delay orders to minimize the impact of falling prices. In April, further pressure on polysilicon prices emerged as the issues of excess inventory among wafer manufacturers worsened and wafer customers further delayed orders and product delivery. Thus, polysilicon prices dropped further by late-April to RMB 47-54/kg for Tier-1 producers , at the industry’s cash break-even cost. At this level, we believe the entire solar value chain, including polysilicon, is likely to be loss-making in general and that a large number of polysilicon producers are currently unprofitable. The solar industry has gone through multiple cycles in the past and, based on our previous experience, we believe that the current low prices and market downturn will eventually result in a healthier market, as poor profitability and losses, as well as cash burn, will lead to many market players exiting the business with some possible bankruptcies. This will bring the inevitable capacity rationalization and solve the overcapacity issue we are currently experiencing. And as demand growth resumes after excess inventories are depleted in the short-run and on the backdrop of positive policies pushing renewable installations in the long-run, the solar PV industry will return to normal profitability and achieve better margins. Overall, we believe that at the end of the quarter, we had one of the industry’s lowest levels of finished goods inventory, with approximately two weeks of production.”

“2023 marked a step change for renewable power growth, with China’s newly installed solar PV capacity reaching a record high of 216.9GW, representing a 148% year-over-year growth. We continued to see strong growth in solar PV installations in China during the first quarter of 2024, which reached an aggregate of 45.7GW, representing an 36% year-over-year growth rate. Solar has become one of the most competitive forms of power generation, and continuous cost reductions in solar PV products and associated reductions in solar energy generation costs are expected to create substantial additional demand for solar PV. With 2023 setting the stage for gradually phasing out P-type products, we believe that 2024 will be the year when N-type products dominate the industry. We are optimistic that we will capture the long-term benefits of the growing global solar PV market and maintain our competitive advantage by enhancing our higher-efficiency N-type technology and optimizing our cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers with the highest quality N-type product, a strong balance sheet and no financial debt, we believe we are very well positioned to weather the current market downcycle and emerge as one of the leaders in the industry to capture the market’s future growth.”

Outlook and guidance

The Company expects to produce approximately 60,000MT to 63,000MT of polysilicon during the second quarter of 2024. The Company expects to produce approximately 280,000MT to 300,000MT of polysilicon for the full year of 2024, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2024 Results

Revenues

Revenues were $415.3 million, compared to $476.3 million in the fourth quarter of 2023 and $709.8 million in the first quarter of 2023. The decrease in revenues compared to the fourth quarter of 2023 was primarily due to a decrease in the ASP.

Gross profit and margin

Gross profit was $72.1 million, compared to $87.2 million in the fourth quarter of 2023 and $506.7 million in the first quarter of 2023. Gross margin was 17.4%, compared to 18.3% in the fourth quarter of 2023 and 71.4% in the first quarter of 2023. The decrease in gross margin compared to the fourth quarter of 2023 was primarily due to lower ASP, which was partially mitigated by lower production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $38.4 million, compared to $39.0 million in the fourth quarter of 2023 and $41.3 million in the first quarter of 2023. SG&A expenses during the first quarter included $19.6 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $19.6 million in the fourth quarter of 2023.

Research and development expenses

Research and development (R&D) expenses were $1.5 million, compared to $3.3 million in the fourth quarter of 2023 and $1.9 million in the first quarter of 2023. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $30.5 million, compared to $83.3 million in the fourth quarter of 2023 and $463.8 million in the first quarter of 2023.

Operating margin was 7.3%, compared to 17.5% in the fourth quarter of 2023 and 65.3% in the first quarter of 2023.

Foreign exchange loss

Foreign exchange loss was $0.3 million, compared to a loss of $0.8 million in the fourth quarter of 2023 attributed to the volatility and fluctuation in the USD/CNY exchange rate during the quarter.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $15.5 million, compared to $53.3 million in the fourth quarter of 2023 and $278.8 million in the first quarter of 2023.

Earnings per basic American Depository Share (ADS) was $0.24, compared to $0.76 in the fourth quarter of 2023, and $3.56 in the first quarter of 2023.

Adjusted income (non GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS(non GAAP)

As a result of the aforementioned, adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $36.0 million, compared to $74.3 million in the fourth quarter of 2023 and $310.2 million in the first quarter of 2023.

Adjusted earnings per basic American Depository Share (ADS) was $0.55 compared to $1.06 in the fourth quarter of 2023, and $3.96 in the first quarter of 2023.

EBITDA

EBITDA (non-GAAP) was $76.9 million, compared to $128.2 million in the fourth quarter of 2023 and $490.2 million in the first quarter of 2023. EBITDA margin (non-GAAP) was 18.5%, compared to 26.9% in the fourth quarter of 2023 and 69.1% in the first quarter of 2023.

Financial Condition

As of March 31, 2024, the Company had $2,689.3 million in cash, cash equivalents and restricted cash, compared to $3,048.0 million as of December 31, 2023 and $4,130.5 million as of March 31, 2023. As of March 31, 2024, the notes receivables balance was $194.1 million, compared to $116.4 million as of December 31, 2023 and $791.3 million as of March 31, 2023. Notes receivables represent bank notes with maturity within six months.

Cash Flows

For the three months ended March 31, 2024, net cash used in operating activities was $115.9 million, compared to net cash provided by operating activities of $807.0 million in the same period of 2023.

For the three months ended March 31, 2024, net cash used in investing activities was $190.5 million, compared to $268.9 million in the same period of 2023. The net cash used in investing activities in the first quarter of 2024 was primarily related to the capital expenditures on the Company’s 5A and 5B polysilicon expansion projects in Baotou City, Inner Mongolia.

For the three months ended March 31, 2024, net cash used in financing activities was $6.0 million, compared to net cash provided by financing activities of $59.9 million in the same period of 2023. The net cash used in financing activities in the first quarter of 2024 was primarily related to $5.0 million used for our share repurchases.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on April 29, 2024 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=yep6EhXD

A replay of the call will be available 1 hour after the conclusion of the conference call through May 6, 2024. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 4304836

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the second quarter and the full year of 2024 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Revenues	$415,311	$476,298	$709,834
Cost of revenues	(343,226)	(389,102)	(203,102)
Gross profit	72,085	87,196	506,732
Operating expenses
Selling, general and administrative expenses	(38,433)	(39,004)	(41,284)
Research and development expenses	(1,538)	(3,250)	(1,938)
Other operating income	(1,605)	38,349	292
Total operating expenses	(41,576)	(3,905)	(42,930)
Income from operations	30,509	83,291	463,802
Interest income, net	12,270	13,772	11,947
Foreign exchange loss	(269)	(796)	-
Investment Income	-	253	13
Income before income taxes	42,510	96,520	475,762
Income tax expense	(14,356)	(18,352)	(81,067)
Net income	28,154	78,168	394,695
Net income attributable to non-controlling interest	12,681	24,837	115,891
Net income attributable to Daqo New Energy Corp. shareholders	$15,473	$53,331	$278,804

Earnings per ADS
Basic	0.24	0.76	3.56
Diluted	0.24	0.76	3.52

Weighted average ADS outstanding
Basic	65,704,356	69,862,986	78,298,405
Diluted	65,720,945	69,905,271	78,839,166

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	2,689,310	3,047,956	4,130,549
Short-term investments	-	-	5,823
Notes receivable	194,088	116,358	791,346
Inventories	191,161	173,271	191,708
Other current assets	229,893	238,993	70,223
Total current assets	3,304,452	3,576,578	5,189,649
Property, plant and equipment, net	3,731,647	3,626,423	2,884,700
Prepaid land use right	157,046	150,358	80,221
Other non-current assets	54,688	73,507	35,672
TOTAL ASSETS	7,247,833	7,426,866	8,190,242

Current liabilities:
Short-term borrowings	-	-	140,000
Accounts payable and notes payable	67,329	92,879	97,402
Advances from customers-short term portion	128,697	148,984	184,936
Payables for purchases of property, plant and equipment	409,689	421,024	266,164
Other current liabilities	114,227	173,542	252,400
Total current liabilities	719,942	836,429	940,902
Advance from customers – long term portion	113,600	113,857	160,267
Other non-current liabilities	28,329	28,296	105,792
TOTAL LIABILITIES	861,871	978,582	1,206,961

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,716,390	4,761,907	5,063,463
Non-controlling interest	1,669,572	1,686,377	1,919,818
Total equity	6,385,962	6,448,284	6,983,281
TOTAL LIABILITIES & EQUITY	7,247,833	7,426,866	8,190,242

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2024	2023
Operating Activities:
Net income	$28,154	$394,695
Adjustments to reconcile net income to net cash provided by operating activities	75,364	64,183
Changes in operating assets and liabilities	(219,450)	348,161
Net cash (used in) / provided by operating activities	(115,932)	807,039

Investing activities:
Purchases of property, plant and equipment	(180,369)	(277,058)
Purchases of land use right	(10,115)	-
Redemption of short-term investments	-	8,167
Net cash used in investing activities	(190,484)	(268,891)

Financing activities:
Net cash (used in) / provided by financing activities	(6,004)	59,865

Effect of exchange rate changes	(46,226)	12,185
Net (decrease) / increase in cash, cash equivalents and restricted cash	(358,646)	610,198
Cash, cash equivalents and restricted cash at the beginning of the period	3,047,956	3,520,351
Cash, cash equivalents and restricted cash at the end of the period	2,689,310	4,130,549

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net income	28,154	78,168	394,695
Income tax expense	14,356	18,352	81,067
Interest income, net	(12,269)	(13,772)	(11,947)
Depreciation & amortization	46,669	45,455	26,399
EBITDA (non-GAAP)	76,910	128,203	490,214
EBIDTA margin (non-GAAP)	18.5%	26.9%	69.1%

	Three months Ended
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net income attributable to Daqo New Energy Corp. shareholders	15,473	53,331	278,804
Share-based compensation	20,574	20,927	31,401
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	36,047	74,258	310,205
Adjusted earnings per basic ADS (non-GAAP)	$0.55	$1.06	$3.96
Adjusted earnings per diluted ADS (non-GAAP)	$0.55	$1.06	$3.93

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com